[redacted]

02021851

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48570

RECEIVED MAR 1 4 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Nassau Street
(No. and Street)

Princeton	New Jersey	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Moseley — (609) 924-6160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne Skalka & Associates
(Name – *if individual, state last, first, middle name*)

168 Franklin Corner - Blg2	Lawrenceville,	NJ	08648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/12

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard M. Moseley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Capital Group, INc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LUCIA ANDREI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires January 26, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCER CAPITAL GROUP , INC.
FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31, 2001

ANNE SKALKA & ASSOCIATES
A Professional Corporation
168 FRANKLIN CORNER ROAD
LAWRENCEVILLE, NJ 08648
609-844-1074

TABLE OF CONTENTS

MERCER CAPITAL GROUP, INC.

To the Shareholders
Mercer Capital Group, Inc.
Princeton, NJ

We have compiled the accompanying statement of financial condition of Mercer Capital Group, Inc. for the twelve months ended December 31, 2001 and the related statements of income, and statement of cash flows for the period then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and accordingly, do not express an opinion or any other form of assurance on them.

Anne Skalka and Associates

Lawrenceville, NJ
February 08, 2002

Mercer Capital Group, Inc
Statement of Financial Condition
December 31, 2001

ASSETS

Current Assets				
Cash in Bank - PNC	$	<58>		
Certificate of Deposit		6,053		
Accounts Receivable		6,541		
Total Current Assets				12,536
Property and Equipment				
Equipment		1,656		
Accumulated Depreciation		<1,656>		
Total Property and Equipment				0
Other Assets				
Investment in NASD		31,900		
Total Other Assets				31,900
Total Assets			$	44,436

LIABILITIES AND CAPITAL

Current Liabilities				
Total Current Liabilities				0
Long-Term Liabilities				
Total Long-Term Liabilities				0
Total Liabilities				0
Stockholder's Equity				
Common Shares, no par value, authorized 2,500 shares; issued and outstanding 200 shares				
Common Stock	$	20,000		
Paid in Capital		32,900		
Retained Earnings		<8,023>		
Net Income		<441>		
Total Capital				44,436
Total Liabilities & Capital			$	44,436

See accountants compilation report

Mercer Capital Group, Inc
Statement of Income
For the Twelve Months Ending December 31, 2001

		Year to Date	
Revenues			
Total Revenues		0.00	0.00
Expenses			
Charitable Contributions	$	440.93	0.00
Total Expenses		440.93	0.00
Net Income (Loss)	$	<440.93>	0.00

See accountant's compilation report

Mercer Capital Group Inc.

Statement of Changes in Stockholder's Equity

Period Ending December 31, 2001

	Common Shares	Additional Paid in Capital	Deficit	Total
Balance, January 1, 2000	$20,000	$0	$(8,023)	$(11,977)
Net Income (Loss)	————	32,900	(441)	(441)
Balance, December 31, 2000	$20,000	$32,900	$(8,464)	$(44,436)

See accountant's compilation report

Mercer Capital Group, Inc

Statement of Cash Flow

For the twelve Months Ended December 31, 2001

		Year to Date
Cash Flows from operating activities		
Net Income	$	<441>
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts Receivable		<2,936>
Due to MCGH,LLC		<500>
Total Adjustments		<3,436>
Net Cash provided by Operations		<3,877>
Cash Flows from investing activities		
Used For		
Investment in NASD		<31,900>
Net cash used in investing		<31,900>
Cash Flows from financing activities		
Proceeds From		
Paid in Capital		32,900
Used For		
Net cash used in financing		32,900
Net increase <decrease> in cash	$	<2,877>

Summary		
Cash Balance at End of Period	$	5,995
Cash Balance at Beginning		8,872
Net Increase <Decrease> in Cash	$	<2,877>

NOTES TO FINANCIAL STATEMENTS

MERCER CAPITAL GROUP, INC.

1-Business Operations and Summary of Significant Accounting Policies

Business Operations
The Company is incorporated in the State of New Jersey and provides brokerage and advisory services.

Fixed Assets, Depreciation
Depreciation is provided on the straight-line method over the estimated useful life of 5 years.

Certificate of Deposit
The certificate of deposit approximates market value because of the short period to its maturity. Interest is compounded monthly and added to principal and recorded in the financial statements.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis in accordance with generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reimbursed Expenses
Amounts reimbursed to the Company for overhead expenses are recorded as reductions of the expenses incurred to the extent they can be identified.

2-Related Party Transactions

The Company, its sole shareholder and MCG Holdings, L.L.C. (MCGH), a limited liability company having the Company's sole shareholder as a 50% member, have entered into agreements whereby all revenues of the Company are assigned to MCGH. MCGH, while not obligated to, reimburses the Company's overhead. In addition, an employment agreement is in effect between these parties for the services of the Company's shareholder and all amounts under the agreement are paid for by MCGH.

3-Income Taxes

The Company, with consent of its shareholder has elected an S-Corporation status for federal and state income tax purposes. In lieu of corporation taxes, the shareholders of an S-Corporation give effect to their proportionate share of the Company's taxable income or loss on their income tax returns. As such, no consideration has been given to income taxes in these financial statements.

Mercer Capital Group Inc.

Computation of Net Capital Requirements

December 31, 2001

Computation of Net Capital		
Total Stockholder's Equity		$44,436
Deductions and/or charges		
Non-allowable assets		
Interest Receivable	53	
Accounts Receivable	6,541	
Investment in NASD	31,900	
		(38,494)
Net Capital		$5,942

Computation of Aggregate Indebtedness	
Aggregate Indebtedness	-0-
Ratio of Aggregate Indebtedness to Net Capital	-0-

Net Capital Requirement	
Minimum net capital requirement	$5,000
Net Capital in excess of requirement	942
Net Capital, as above	$ 5,942

Reconciliation with the Company's computation (included in Part II Form X-17A-5 as of December 31, 2000)

Net Capital, as reported in Company's Part II (unaudited) Focus Report	$5,942
Accounting adjustments not reflected on Focus	
Net Capital, as included in this report	$5,942